

# AiPEX5

## AI Powered US Equity Index 5



## Monthly Performance Report - December 2025

### About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

### Index Return Summary: Historical & Simulated*



### Index Overview

| | |
|---|---|
| Website: | **aipex5.gbm.hsbc.com** |
| Bloomberg Ticker: | **None** |
| Geographical Focus: | **United States** |
| Launch Date: | **5/4/2020** |
| Index Type: | **Excess Return** |
| Index Sponsor: | **EquBot, Inc.** |
| Index Calculation Agent: | **None** |
| Index Fee: | **0.85% per year** |

### Index Performance: Historical & Simulated*

| | |
|---|---|
| 1 Month | -0.17% |
| YTD | 0.84% |
| 1Y | 0.84% |
| 3Y | 1.79% |
| 5Y | -2.90% |
| 10Y | 21.83% |
| 10Y Annualized Volatility | 4.93% |
| 10Y Sharpe Ratio | 0.00 |
| Cumulative Return | 94.70% |

### Top 10 Holdings: As of 12/31/2025

| | Index Weight(%) | Sector |
|---|---|---|
| NVIDIA CORP | 7.7% | Electronic Technology |
| MICROSOFT CORP | 7.4% | Technology Services |
| APPLE INC | 5.3% | Electronic Technology |
| ALPHABET INC-CL A | 4.8% | Technology Services |
| JPMORGAN CHASE & CO | 3.4% | Finance |
| AMAZON.COM INC | 2.7% | Retail Trade |
| BROADCOM INC | 2.7% | Electronic Technology |
| PROCTER & GAMBLE CO | 2.3% | Consumer Non-Durables |
| VISA INC-CLASS A SHARES | 2.2% | Finance |
| PALANTIR TECHNOLOGIES INC | 1.8% | Technology Services |
| **Total** | **40.3%** | |

### Annual Index Performance: Historical & Simulated*

| 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 10.1% | 7.1% | -0.5% | 4.0% | 15.8% | 4.8% | -0.5% | 4.6% | 14.0% | -2.1% | 4.6% | 2.7% | 1.9% | -6.4% | 0.8% | 0.2% | 0.8% |

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 12/31/2025. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.



# Monthly Performance Report - December 2025

## Top 10 Sector Allocations



| | Portfolio | Solactive US Large & Mid Cap Index |
|---|---|---|
| Communications | 1.85% | 0.79% |
| Consumer Non-Durables | 3.97% | 2.95% |
| Consumer Services | 2.65% | 2.77% |
| Electronic Technology | 23.66% | 23.61% |
| Energy Minerals | 2.21% | 2.18% |
| Finance | 14.69% | 14.61% |
| Health Technology | 7.65% | 8.12% |
| Producer Manufacturing | 3.76% | 3.94% |
| Retail Trade | 6.06% | 7.32% |
| Technology Services | 24.73% | 20.89% |

■ Portfolio   ■ Solactive US Large & Mid Cap Index

## Contributions to Return



| | Portfolio | Solactive US Large & Mid Cap Index |
|---|---|---|
| Communications | -0.04% | -0.01% |
| Consumer Non-Durables | -0.14% | -0.07% |
| Consumer Services | 0.07% | 0.12% |
| Electronic Technology | -0.07% | -0.06% |
| Energy Minerals | 0.03% | -0.01% |
| Finance | 0.23% | 0.3% |
| Health Technology | -0.06% | -0.14% |
| Producer Manufacturing | 0.16% | 0.03% |
| Retail Trade | -0.08% | -0.09% |
| Technology Services | -0.12% | -0.42% |

■ Portfolio   ■ Solactive US Large & Mid Cap Index

## Daily Risk Control Allocation - Historical & Simulated*

| | As of 12/31/2025 | 3Y Average | 5Y Average | 10Y Average |
|---|---|---|---|---|
| Equity Portfolio | 37.17% | 30.98% | 28.47% | 33.06% |
| Cash | 62.83% | 69.02% | 71.53% | 66.94% |

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 12/31/2025. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

